United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-22008; 000-22008-01

                           Mississippi Valley Bancshares, Inc.
(Exact name of registrant as specified in its charter)

                    770 North Water Street, Milwaukee, Wisconsin 53202; (414) 765-7801
(Address, including zip code, and telephone number including area code, or registrant's principal executive offices)

                    MVBI Capital Trust
(Exact name of registrant as specified in its charter)

                       770 North Water Street, Milwaukee, Wisconsin 53202; (414) 765-7801
(Address, including zip code, and telephone number including area code, or registrant's principal executive offices)

Preferred Securities of MVBI Capital Trust
Subordinated Debentures of Mississippi Valley Bancshares, Inc.
                Guarantees of Preferred Securities
(Title of each class of securities covered by this Form)

                                                                   N/A
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    None

Pursuant to the requirements of the Securities Exchange Act of 1934, Marshall & Ilsley Corporation and MVBI
Capital Trust have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:	August 5, 2003	By:	/s/ Randall J. Erickson

Randall J. Erickson, Senior Vice President, General Counsel
and Secretary of Marshall & Ilsley Corporation (Successor to
Mississippi Valley Bancshares, Inc. by merger effective
October 1, 2002) and Administrative Trustee of MVBI Capital
Trust